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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                            COMMERCIAL ASSETS, INC.
                              (Name of the Issuer)

                          ASSET INVESTORS CORPORATION
                            COMMERCIAL ASSETS, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   045 417102
                     (CUSIP Number of Class of Securities)

                                TERRY CONSIDINE
                            CHIEF EXECUTIVE OFFICER
                          ASSET INVESTORS CORPORATION
                            COMMERCIAL ASSETS, INC.
                      3410 SOUTH GALENA STREET, SUITE 210
                             DENVER, COLORADO 80231
                                 (303) 614-9410
                 (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications on
                     Behalf of Person(s) Filing Statement)
                             ---------------------
                                   Copies to:
                            MICHAEL V. GISSER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                       300 SOUTH GRAND AVENUE, SUITE 3400
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

     This statement is filed in connection with (check the appropriate box):

          (a)[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          (b)[X] The filing of a registration statement under the Securities Act of 1933.

          (c)[ ] A tender offer.

          (d)[ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
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

                           CALCULATION OF FILING FEE

Transaction Valuation(1) $44,959,969                Amount of Filing Fee: $8,992

[X] Check box if any part of the fee is offset as provided by Rule 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $15,163.34(2)  Filing Parties:  Asset Investors Corporation and Commercial
                                                        Assets, Inc.
Form or Registration No.: Schedule     Date Filed:      October 18, 1999
  14A

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(1) Estimated solely for the purpose of determining the filing fee in accordance with Exchange Act Rule 0-11(b), based on the average of the high and low prices for shares of the Issuer as reported by the American Stock Exchange on March 8, 2000.

(2) Represents the fees paid by Asset Investors Corporation in connection with the filing of its Schedule 14A on October 18, 1999.

                                        1
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                                  INTRODUCTION


     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") by Asset Investors Corporation ("AIC"), Commercial Assets, Inc. ("CAX") and Terry Considine with respect to a proposed merger of CAX with and into AIC.

ITEM 1. SUMMARY TERM SHEET

     (a) Not applicable.

ITEM 2. SUBJECT COMPANY INFORMATION


     (a) Name and Address. The information set forth on the Form S-4 Cover Page and under the captions "DIRECTORS AND EXECUTIVE OFFICERS" and "SUMMARY -- The Companies" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


     (b) Securities. The information set forth under the caption
"SUMMARY -- Comparative Stock Prices and Dividends" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) Trading Market and Price. The information set forth under the caption "SUMMARY -- Comparative Stock Prices and Dividends" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) Dividends. The information set forth under the caption
"SUMMARY -- Comparative Stock Prices and Dividends" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) Prior Public Offerings. Not applicable.

     (f) Prior Stock Purchases. The information set forth under the caption "PURCHASES OF SHARES" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 3. IDENTIFICATION AND BACKGROUND OF FILING PERSON

     (a) Name and Address. The information set forth under the captions "DIRECTORS AND EXECUTIVE OFFICERS" and "SUMMARY -- The Companies" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Business and Background of Entities. The information set forth under the captions "SUMMARY -- The Companies" and "DIRECTORS AND OFFICERS" in the Joint Proxy Statement/ Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) Business and Background of Natural Persons. The information set forth under the caption "DIRECTORS AND EXECUTIVE OFFICERS" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)(1) Not applicable.

     (a)(2)(i) The information set forth under the caption
"SUMMARY -- Description of the Merger Proposal" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (ii) The information set forth under the captions "SUMMARY -- What You Will Receive in the Merger" and "DESCRIPTION OF THE MERGER CONSIDERATION" in the Joint Proxy Statement/ Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (iii) The information set forth under the captions "SUMMARY -- Reasons for the Merger," "SPECIAL FACTORS -- Purposes and Reasons" and "SPECIAL
FACTORS -- Recommendation of the Asset Investors Board of Directors" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

                                        3
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     (iv) The information set forth under the captions "SUMMARY -- Information
Concerning the Commercial Assets Special Meeting," "SUMMARY -- Information Concerning the Asset Investors Special Meeting," "THE SPECIAL MEETING OF THE STOCKHOLDERS OF COMMERCIAL ASSETS," and "THE SPECIAL MEETING OF THE STOCKHOLDERS OF ASSET INVESTORS" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (v) The information set forth under the caption "COMPARISON OF RIGHTS OF STOCKHOLDERS OF COMMERCIAL ASSETS AND ASSET INVESTORS" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (vi) The information set forth under the caption "ACCOUNTING TREATMENT OF THE MERGER" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (vii) The information set forth under the caption "SUMMARY -- Material Federal Income Tax Consequences" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) The information set forth under the captions "SUMMARY -- Description of the Merger Proposal," "SUMMARY -- What You Will Receive in the Merger,"
"SUMMARY -- Election Procedures and Proration," "DESCRIPTION OF THE MERGER PROPOSAL," and "DESCRIPTION OF THE MERGER CONSIDERATION AND THE CASH ELECTION" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) The information set forth under the captions "SUMMARY -- No Dissenters Rights of Appraisal" and "THE SPECIAL MEETING OF THE STOCKHOLDERS OF COMMERCIAL ASSETS" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) None.

     (f) The information set forth under the caption "SUMMARY -- Stock Exchange Listing" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS OR AGREEMENTS

     (a)(1) Transactions. The information set forth under the caption "RELATED TRANSACTIONS" in the Commercial Assets, Inc. Proxy Statement on Schedule 14A dated March 31, 1999 and the information set forth under the caption "MEMBERS OF MANAGEMENT MAY HAVE INTERESTS THAT ARE DIFFERENT FROM YOURS" in the Joint Proxy/Statement Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (a)(2) The information set forth in Asset Investors Corporation's Current Report on Form 8-K filed with the Commission on January 31, 2000 and the information set forth under the caption "RELATED TRANSACTIONS" in the Commercial Assets, Inc. Proxy Statement on Schedule 14A dated March 31, 1999 is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b)(1)-(6) The information set forth under the caption "SPECIAL
FACTORS -- Background of the Merger" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) The information set forth under the caption "SPECIAL
FACTORS -- Background of the Merger" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) The information set forth under the captions "SUMMARY -- Description of the Merger Proposal," "SUMMARY -- What You Will Receive in the Merger,"
"SUMMARY -- Election Procedures and
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Proration," "DESCRIPTION OF THE MERGER PROPOSAL," and "DESCRIPTION OF THE
MERGER CONSIDERATION AND THE CASH ELECTION" in the Joint Proxy
Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (b) The information set forth under the caption "DESCRIPTION OF THE MERGER PROPOSAL" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c)(1) The information set forth under the caption "DESCRIPTION OF THE MERGER PROPOSAL" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c)(2) Not applicable.

     (c)(3) The information set forth under the caption "PRO FORMA FINANCIAL INFORMATION" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c)(4) The information set forth under the caption "DIRECTORS AND EXECUTIVE OFFICERS" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c)(5) Not applicable.

     (c)(6) The information set forth under the caption "SUMMARY -- Stock Exchange Listing" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c)(7) The information set forth under the caption "SUMMARY -- Stock Exchange Listing" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c)(8) The information set forth under the caption "SUMMARY -- Stock Exchange Listing" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth under the captions "SPECIAL
FACTORS -- Purposes and Reasons," "SPECIAL FACTORS -- Recommendation of the Asset Investors Board of Directors" and "SPECIAL FACTORS -- Recommendation of the Commercial Assets Board of Directors" in the Joint Proxy
Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


     (b) Not applicable.


     (c) The information set forth under the captions "SPECIAL
FACTORS -- Purpose and Reasons," "SUMMARY -- Reasons for the Merger," "SPECIAL FACTORS -- Recommendation of the Board of Directors of Asset Investors" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


     (d) The information set forth under the captions "SPECIAL
FACTORS -- Effects of the Merger," "QUESTIONS AND ANSWERS,"
"SUMMARY -- Description of the Merger Proposal," "DESCRIPTION OF THE MERGER CONSIDERATION AND THE CASH ELECTION," "SPECIAL FACTORS -- Material Federal Income Tax Consequences of the Merger to Commercial Assets Stockholders," and "PRO FORMA FINANCIAL INFORMATION," in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) The information set forth under the caption "SPECIAL
FACTORS -- Recommendation of the Board of Directors of Commercial Assets" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) The information set forth under the caption "SPECIAL
FACTORS -- Recommendation of the Board of Directors of Commercial Assets" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) The information set forth under the caption "SPECIAL
FACTORS -- Recommendation of the Board of Directors of Commercial Assets" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) The information set forth under the caption "SUMMARY -- Information Concerning the Commercial Assets Special Meeting" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) The information set forth under the captions "SUMMARY -- Fairness Opinion," "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee of Commercial Assets" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b)(1)-(6) The information set forth under the caption "SPECIAL
FACTORS -- Opinion of Financial Advisor to the Special Committee of Commercial Assets" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) The information set forth under the caption "WHERE YOU CAN FIND MORE INFORMATION" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under the captions "DESCRIPTION OF THE MERGER PROPOSAL" and "SUMMARY -- Description of the Merger Proposal" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Not applicable.

     (c) The information set forth under the caption "DESCRIPTION OF THE MERGER PROPOSAL" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF SUBJECT COMPANY.

     (a) The information set forth under the caption "SECURITY OWNERSHIP OF FIVE-PERCENT BENEFICIAL OWNERS AND MANAGEMENT" in the Joint Proxy
Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Not applicable.

                                        6
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ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d) The information set forth under the caption "SPECIAL FACTORS -- The Special Meeting of the Stockholders of Commercial Assets" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) The information set forth under the captions "SPECIAL FACTORS -- The Special Meeting of the Stockholders of Commercial Assets," "Special
Factors -- The Special Meeting of the Stockholders of Asset Investors," "SPECIAL FACTORS -- Recommendation of the Commercial Assets Board of Directors" and "SPECIAL FACTORS -- Recommendation of the Asset Investors Board of Directors" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 13. FINANCIAL STATEMENTS.

     (a) The information set forth under the caption "SELECTED HISTORICAL FINANCIAL INFORMATION OF COMMERCIAL ASSETS" in the Joint Proxy Statement/Prospectus and the information set forth under the caption "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" in Commercial Assets' 1999 Annual Report on Form 10-K is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) The information set forth under the caption "PRO FORMA FINANCIAL INFORMATION" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth under the captions "Special Factors -- The Special Meeting of the Stockholders of Commercial Assets" and "SPECIAL
FACTORS -- The Special Meeting of the Stockholders of Asset Investors" in the Joint Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) None.

ITEM 15. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) Not applicable.

ITEM 16. EXHIBITS.


    (a)(2)-(5)           -- The Joint Proxy Statement/Prospectus included within
                            Amendment No. 2 to the Registration Statement on Form S-4
                            of Asset Investors Corporation filed with the Commission
                            on May 26, 2000 (incorporated herein by reference to
                            Amendment No. 2 to Asset Investors Corporation's
                            Registration Statement on Form S-4 filed with the
                            Commission on May 26, 2000).
           (b)           -- Not applicable.
           (c)           -- Opinion of Financial Advisor of Commercial Assets dated
                            August 31, 1999 (incorporated herein by reference to
                            Annex C to the Joint Proxy Statement/Prospectus).
           (f)           -- Not applicable.


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                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            ASSET INVESTORS CORPORATION

                                            By:     /s/ DAVID M. BECKER
                                              ----------------------------------
                                              Name: David M. Becker
                                              Title:  Chief Financial Officer

                                            COMMERCIAL ASSETS, INC.

                                            By:     /s/ DAVID M. BECKER
                                              ----------------------------------
                                              Name: David M. Becker
                                              Title:  Chief Financial Officer


Dated: May 26, 2000


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                               INDEX TO EXHIBITS


    (a)(2)-(5)    -- The Joint Proxy Statement Prospectus included within
                     Amendment No. 2 to the Registration Statement on Form S-4 of Asset Investors Corporation filed with the Commission on May 26, 2000 (incorporated herein by reference to Amendment
                     No. 2 to Asset Investors Corporation's Registration Statement on Form S-4 filed with the Commission on May 26, 2000).
    (b)           -- Not applicable.
    (c)           -- Opinion of Financial Advisor of Commercial Assets dated
                     August 31, 1999 (incorporated herein by reference to Annex C to the Joint Proxy Statement/Prospectus).
    (f)           -- Not applicable.
